Exhibit 99.1

Grant of Incentive Subscription Rights in IDEX Biometrics 10 August 2022

The board of directors of IDEX Biometrics ASA resolved on 10 August 2022 to issue 8,498,200 incentive subscription rights to 97 new and continuing employees and individual contractors in the IDEX Biometrics group. The grant was made under the company’s 2022 incentive subscription rights plan as resolved at the annual general meeting on 12 May 2022. The exercise price of the subscription rights is NOK 1.18 per share. The subscription rights vest by 25% per year over four years and expire on 12 May 2027. Following the grants there are 84,787,755 subscription rights outstanding in IDEX Biometrics.

Primary insiders

IDEX discloses transactions by the following primary insiders, who were granted incentive subscription rights (SRs) to IDEX shares ISIN NO0003070609:

•	CEO Vince Graziani was granted 1,210,400 SRs at NOK 1.18 per share

•	CTO Anthony Eaton was granted 210,300 SRs at NOK 1.18 per share

•	CCO Catharina Eklof was granted 210,300 SRs at NOK 1.18 per share

For further information contact:

Marianne Bøe, Investor Relations

E-mail: marianne.boe@idexbiometrics.com

Tel: + 47 9180 0186

About IDEX Biometrics

IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a leading provider of fingerprint identification technologies offering simple, secure, and personal touch-free authentication for all. We help people make payments, prove their identity, gain access to information, unlock devices, or gain admittance to buildings with the touch of a finger. We invent, engineer, and commercialize these secure, yet incredibly user-friendly solutions. Our total addressable market represents a fast growing multi-billion-unit opportunity.

For more information, visit www.idexbiometrics.com and follow on Twitter @IDEXBiometrics